SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2005
TEEKAY LNG PARTNERS L.P.
(Translation of registrant’s name into English)
TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1 —	Information Contained in this Form 6-K Report
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 2, 2005

TEEKAY LNG PARTNERS L.P.
By:	/s/ Peter Evensen
	Name:	Peter Evensen
	Title:	Chief Executive Officer

TEEKAY LNG PARTNERS L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas
NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES FILING OF REGISTRATION
STATEMENT FOR FOLLOW-ON PUBLIC OFFERING

Nassau, The Bahamas, November 2, 2005 – Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP) announced today that it has filed a registration statement with the Securities and Exchange Commission for a proposed follow-on public offering of up to 4,000,000 common units, which represent limited partner interests. The offering will increase to 4,600,000 common units if the underwriters exercise in full their over-allotment option.
Teekay LNG anticipates using the net proceeds from the offering, together with borrowings under its revolving credit facility, cash balances or both, to purchase from Teekay Shipping Corporation (Teekay) (NYSE: TK), for $180 million three Suezmax crude oil tankers which are on long-term, fixed-rate time-charter contracts to ConocoPhillips.
Teekay LNG is a Marshall Islands partnership formed by Teekay as part of Teekay’s strategy to expand its operations in the liquefied natural gas (LNG) marine transportation sector. Teekay LNG provides LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its existing fleet of four LNG carriers and five Suezmax class crude oil tankers, primarily consisting of vessels Teekay obtained through its acquisition of Naviera F. Tapias S.A. in April 2004.
After the offering, Teekay will own approximately a 68.9% interest in Teekay LNG, including common units, subordinated units and its general partner interest. This ownership interest will be reduced to approximately 67.8% if the over-allotment option is exercised in full.
The book-running manager of the offering will be Citigroup Corporate and Investment Banking. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from it at Citigroup Global Markets Inc., c/o Prospectus Department, 140 58th Street, Brooklyn, New York, 11220; fax: 718-765-6734; phone: 718-765-6732.
A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 609-6442
For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433
Web site: www.teekaylng.com
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